

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 31, 2018

Robert G. Miller
Chief Executive Officer
Albertsons Companies, Inc.
250 Parkcenter Blvd.
Boise, ID 83706

>   **Re: Albertsons Companies, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 24, 2018**
>   **Filed May 11, 2018**
>   **File No. 333-205546**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please note the Commission file number for Albertsons Companies, Inc., the successor issuer to Albertsons Companies, LLC, is 333-205546.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Adjusted EBITDA, page 49

2. We note you have combined what appear to be multiple adjustments in the acquisition and integration and other line items. Please disclose the amount of each individual adjustment identified in footnotes (1) and (5).

Critical Accounting Policies

Goodwill, page 57

3. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing a quantitative analysis or that the fair value of each of your reporting units is substantially in excess of carrying value. If a reporting unit is at risk of failing a quantitative analysis, you should disclose

    - The percentage by which fair value exceeded carrying value as of the date of the most recent test;
    - The amount of goodwill allocated to the reporting unit;
    - A description of the methods and key assumptions used and how the key assumptions were determined;
    - A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    - A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 8 – Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 63

4. Please disclose basic and diluted per-share amounts for net income (loss) for each year presented. In addition, since limited liability companies held by AB Acquisition were taxed previously to members, please present pro forma basic and diluted per-share amounts for net income (loss) for each year reflecting income tax expense (benefit).

5. Please present a subtotal for other comprehensive income as required by ASC 220-10-45-1Ab.

Note 5 – Goodwill and Intangible Assets, page 80

6. Please tell us your consideration of disclosing those reporting units with allocated goodwill and the amount of goodwill allocated to each to the extent you have one or more reporting units with zero or negative carrying amounts of net assets. Please refer to ASC 350-20-50-1A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Robert A. Gordon
       General Counsel

     Antonio L. Diaz-Albertini
     Schulte Roth & Zabel LLP